Filed by CECO Environmental Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PMFG, Inc.

Commission File No. 001-34156

FORM OF ELECTION AND LETTER OF TRANSMITTAL

to accompany certificates representing

common shares, $0.01 par value per share, of

PMFG, Inc.

Please read and follow the accompanying instructions carefully and deliver to the Exchange Agent:

American Stock Transfer & Trust Company, LLC

By Mail:	By Overnight Courier:
American Stock Transfer & Trust Company, LLC	American Stock Transfer & Trust Company, LLC
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

DELIVERY OF THIS FORM OF ELECTION AND LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE EXCHANGE AGENT.

To be effective, this Form of Election and Letter of Transmittal must be received by the Exchange Agent (identified below) no later than the Election Deadline, which will be 5:00 p.m., Eastern time, on the date that is one business day immediately prior to the special meeting of the stockholders of PMFG, Inc. (after giving effect to any adjournment or postponement thereof) or on such other date as CECO Environmental Corp. and PMFG, Inc. mutually agree, together with (a) the certificate(s) representing all common shares, $0.01 par value per share, of PMFG, Inc. to which this Form of Election and Letter of Transmittal relates or (b) a properly completed Guarantee of Delivery with respect to the certificate(s). See Instruction 14. Delivery of such shares that are held in book-entry form may be made by book-entry transfer to the Exchange Agent’s account at The Depository Trust Company (“DTC”). If the PMFG, Inc. special meeting date is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and the rescheduled Election Deadline will be publicly announced.

TABLE A

DESCRIPTION OF PMFG, INC. SHARES SURRENDERED*

Name(s) of Record Holder(s) as Shown on the PMFG Certificate(s) and Address(es) of Such Record Holder(s)**	PMFG Certificate(s) Being Surrendered (Attach Additional List if Necessary)
	PMFG Certificate Number***	Number of Shares Represented by Each PMFG Certificate or book entry position (or Covered by a Guarantee of Delivery)

Total Shares

*	Need not be completed by stockholders tendering by book-entry transfer.
**	For a delivery using the Guarantee of Delivery procedures, please fill in exactly as name(s) will appear on the certificate(s) when delivered.
***	PMFG Certificate numbers are not required at this time if the PMFG Certificate(s) will be delivered using the Guarantee of Delivery procedures; otherwise all tendered certificate(s) should be included.

Pursuant to the Agreement and Plan of Merger, dated as of May 3, 2015 (as the same may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among PMFG, Inc. (“PMFG”), CECO Environmental Corp. (“CECO”), Top Gear Acquisition Inc. and Top Gear Acquisition II LLC, you hereby surrender to American Stock Transfer & Trust Company, LLC, as exchange agent (the “Exchange Agent”), the certificate(s) (the “PMFG Certificate(s)”) representing common shares, $0.01 par value per share, of PMFG (“PMFG Shares”) owned of record by you as set forth herein, and hereby make the election (the “Election”), indicated in TABLE B (Election) below, to have the PMFG Shares evidenced by such PMFG Certificate(s) converted in the First Step Merger (as defined in the Merger Agreement) into the right to receive one (and only one) of the following:

•	Cash Election — $6.85 in cash, without interest, per PMFG Share (the “Cash Consideration”), subject to proration, as calculated in accordance with the Merger Agreement and described in the joint proxy statement/prospectus, dated July 31, 2015, filed by CECO and PMFG with the Securities and Exchange Commission (the “Joint Proxy Statement/Prospectus”);

•	Stock Election — shares of CECO common stock, par value $0.01 per share (“CECO Shares”), having an equivalent value of $6.85 based on the volume weighted average trading price of CECO Shares on the NASDAQ Global Select Market for the 15 consecutive trading days ending on the trading day immediately preceding the closing date of the First Step Merger, per PMFG Share (including cash in lieu of any fractional CECO Share, the “Stock Consideration”), subject to (a) a collar so that there will be a maximum exchange ratio of 0.6456 CECO Shares for each PMFG Share and a minimum of 0.5282 CECO Shares for each PMFG Share and (b) proration, as calculated in accordance with the Merger Agreement and described in the Joint Proxy Statement/Prospectus; or

•	Mixed Election — Cash Consideration with respect to a portion of your PMFG Shares evidenced by the PMFG Certificate(s) as designated by you below in TABLE B (Election) and Stock Consideration with respect to the balance of your PMFG Shares evidenced by the PMFG Certificate(s), subject to proration, as calculated in accordance with the Merger Agreement and described in the Joint Proxy Statement/Prospectus.

If you do not mark one of the Election boxes below in TABLE B (Election), you will be deemed to have indicated no preference as to the receipt of Cash Consideration or Stock Consideration (a “Non-Election”) and will receive consideration in the First Step Merger (the “Merger Consideration”) that may be Cash Consideration for all of your PMFG Shares, Stock Consideration for all of your PMFG Shares, or Cash Consideration for some of your PMFG Shares and Stock Consideration for some of your PMFG Shares, depending on elections that have been made by other PMFG stockholders and based on the results of the proration procedures set forth in the Merger Agreement and described in the Joint Proxy Statement/Prospectus.

You understand that the Election is subject to certain terms, conditions and limitations set forth in the Merger Agreement and described in the Joint Proxy Statement/Prospectus. A copy of the Merger Agreement is attached to the Joint Proxy Statement/Prospectus as Annex A. These terms, conditions and limitations include, but are not limited to, a requirement that elections by PMFG stockholders are subject to proration to the extent necessary to provide that approximately $66.2 million (or approximately 45%) of the aggregate consideration to be paid by CECO in the First Merger (including consideration to be pail in respect of all restricted stock units and in-the-money PMFG options outstanding immediately prior to the effective time of the First Merger) will be paid in cash and the remaining (or approximately 55%) of the aggregate consideration will be paid in CECO Shares. The maximum number of CECO Shares that will be issued in the First Merger is 7,630,000. The Joint Proxy Statement/Prospectus describes the proration procedures in greater detail. You are urged to read the Merger Agreement and the Joint Proxy Statement/Prospectus in their entirety before completing this Form of Election and Letter of Transmittal.

YOU MAY REQUEST A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ADDITIONAL COPIES OF THIS FORM OF ELECTION AND LETTER OF TRANSMITTAL PRIOR TO THE ELECTION DEADLINE BY CONTACTING GEORGESON INC., PMFG’S PROXY SOLICITOR, AT:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (888) 505-9118

Or Contact via E-mail at:

pmfginc@georgeson.com

You understand that the definitive terms pursuant to which the Mergers (as defined in the Merger Agreement) will be effected, including but not limited to the amount and form of consideration to be received by holders of PMFG Shares, the effect of this Form of Election and Letter of Transmittal, and certain conditions to the consummation of the Mergers are summarized in the Joint Proxy Statement/Prospectus and are set forth in full in, and are subject to, the Merger Agreement.

***

Important Information for Investors and Stockholders

This document(s) is not a substitute for the final prospectus/proxy statement that CECO Environmental Corp. (“CECO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2015, which includes a prospectus with respect to shares of CECO common stock to be issued in the merger and a proxy statement of each of CECO and PMFG, Inc. (“PMFG”) in connection with the merger between CECO and PMFG. The prospectus/proxy statement will be sent or given to the stockholders of record as of the close of business on July 30, 2015 of each of CECO and PMFG and will contain important information about the merger and related matters, including detailed risk factors. CECO’s AND PMFG’s SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FINAL PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE MERGER HAVE BEEN FILED WITH THE SEC IN THEIR ENTIRETY AND CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The prospectus/proxy statement and other documents that have been filed with the SEC by CECO and PMFG are available without charge at the SEC’s website, www.sec.gov, or by directing a request to (1) CECO Environmental Corp., by mail at 4625 Red Bank Road Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations, by telephone at 800-333-5475 or by going to CECO’s Investor page on its corporate website at www.cecoenviro.com; or (2) PMFG, Inc. by mail at 14651 North Dallas Parkway Suite 500, Dallas, Texas 75254, Attention: Investor Relations, by telephone at 877-879-7634, or by going to PMFG, Inc.’s Investors page on its corporate website at www.pmfginc.com.

This communication is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

CECO and PMFG, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions and may have direct or indirect interests in the proposed transactions. Information about the directors and executive officers of CECO is set forth in the proxy statement for its 2015 annual meeting of shareholders and CECO’s Annual Report on Form 10-K for the year ended December 31, 2014, which were filed with the SEC on April 10, 2015 and March 18, 2015, respectively. Information about the directors and executive officers of PMFG is set forth in the proxy statement for its 2014 annual meeting of shareholders and PMFG’s Annual Report on Form 10-K for the year ended June 28, 2014, which were filed with the SEC on October 16, 2014 and September 10, 2014, respectively. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

You hereby make the following Election for your PMFG Shares owned of record and represented by the PMFG Certificate(s) surrendered herewith (or held in book-entry form):

TABLE B

ELECTION

Check one of the boxes below:

☐	Cash Election

☐	Stock Election

☐	Mixed Election

If you selected “Mixed Election,” please complete the following:

•	Convert PMFG Shares into the right to receive Cash Consideration (if you elect the Mixed Election as described above, please fill in the blank to the left to designate the number of PMFG Shares represented by the PMFG Certificate(s) (or held in book-entry form) to which this Form of Election and Letter of Transmittal applies that you want converted into the right to receive Cash Consideration); and

•	all remaining PMFG Shares represented by the PMFG Certificate(s) (or held in book-entry form) to which this Form of Election and Letter of Transmittal applies into the right to receive Stock Consideration.

You will be deemed to have made a Non-Election if, with respect to any of your PMFG Shares:

(a) No election is made in TABLE B (Election); or

(b) More than one Election is made in TABLE B (Election); or

(c) You fail to follow the instructions on this Form of Election and Letter of Transmittal (including but not limited to failure to submit the PMFG Certificate(s), a Guarantee of Delivery, or confirmation of a book-entry transfer of the shares into the Exchange Agent’s account at DTC) or otherwise fail to properly make an Election; or

(d) A completed Form of Election and Letter of Transmittal (together with submission of your PMFG Certificate(s), a Guarantee of Delivery or confirmation of a book-entry transfer of the shares into the Exchange Agent’s account at DTC) is not received by the Exchange Agent at or prior to the Election Deadline; or

(e) You return this Form of Election and Letter of Transmittal with a Guarantee of Delivery but do not deliver the PMFG Certificate(s) representing the PMFG Shares for which the Election is being made (or do not confirm a book-entry transfer of the shares into the Exchange Agent’s account at DTC) by 5:00 p.m. Eastern Time on the third NASDAQ trading day after the Election Deadline.

In order for your Election to be effective, (a) this Form of Election and Letter of Transmittal must be completed and signed in the space in TABLE E (Stockholder(s) Sign Here), (b) you must complete and sign the Substitute Form W-9 included in this Form of Election and Letter of Transmittal, and (c) this Form of Election and Letter of Transmittal along with the Substitute Form W-9 must be mailed or delivered with your PMFG Certificate(s), or a Guarantee of Delivery, to the Exchange Agent, to the address set forth on page 1 of this Form of Election and Letter of Transmittal (or, solely with respect to a Guarantee of Delivery, to the facsimile number set forth in the Notice of Guaranteed Delivery). Delivery of PMFG Shares that are held in book-entry form may be made by book-entry transfer of the shares to the Exchange Agent’s account at DTC. In order to properly make an Election, this Form of Election and Letter of Transmittal and other required documents must be received by the Exchange Agent at or prior to the Election Deadline. If this Form of Election and Letter of Transmittal is not completed and received by the Exchange Agent pursuant to the instructions herein at or prior to the Election Deadline, you will be deemed to have made a Non-Election.

If you are a holder of record of PMFG Shares and are a nominee for beneficial holders, you may submit a separate Form of Election and Letter of Transmittal for each beneficial holder for whom you are a nominee; provided, however, that at the request of CECO, you certify to the satisfaction of CECO that you hold the PMFG Shares as nominee for the beneficial owner(s) of those PMFG Shares. Each beneficial owner for whom a Form of Election and Letter of Transmittal is submitted will be treated as a separate holder of PMFG Shares.

By signing and returning this Form of Election and Transmittal Letter to the Exchange Agent, you agree to the statements set forth below:

1.	Pursuant to the Merger Agreement and subject to the election and proration procedures referred to in this Form of Election and Letter of Transmittal and described in the Joint Proxy Statement/Prospectus, and set forth in the Merger Agreement, you surrender the PMFG Certificate(s) representing your PMFG Shares listed on this Form of Election and Letter of Transmittal or your PMFG Shares for which a book-entry transfer has been made, and elect, as indicated in this Form of Election and Letter of Transmittal, to receive for such PMFG Shares represented by the PMFG Certificate(s) or book-entry transfer of shares, the Stock Consideration and/or the Cash Consideration.

2.	You represent and warrant that you are, as of the date you executed this Form of Election and Letter of Transmittal, and you will be, as of the effective time of the First Step Merger (as defined in the Joint Proxy Statement/Prospectus), the registered holder of the PMFG Shares represented by the enclosed PMFG Certificate(s) (or the PMFG Shares subject to book-entry transfer referred to herein) with good title thereto and with full power and authority to make the Election indicated herein and to sell, assign and transfer the PMFG Shares represented by the enclosed PMFG Certificate(s) (or the PMFG Shares subject to such book-entry transfer), free and clear of all liens, restrictions, charges and encumbrances, and not subject to any adverse claims. You will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of such PMFG Shares.

3.	You understand and acknowledge that you will not receive the Merger Consideration unless and until the First Step Merger is completed and unless and until the PMFG Certificate(s) representing (or confirmation of book-entry transfer into the Exchange Agent’s account at DTC of) your PMFG Shares are received and processed by the Exchange Agent at the address set forth above, together with such additional documents as the Exchange Agent may require. You understand and acknowledge that the method of delivery of the Certificate(s) (or book-entry transfer of shares) and all other required documents is at your option and risk and that the risk of loss and title to such shares shall pass only upon proper delivery of the completed Form of Election and Letter of Transmittal and such Certificate(s) (or confirmation of such book-entry transfer) to the Exchange Agent. You further understand and acknowledge that no interest will accrue on the Merger Consideration, including on any cash paid in lieu of any fractional CECO Share, or on any dividends paid with respect thereto.

4.	You make the Election set forth in TABLE B (Election) above. You understand that the purpose of the election procedures described in this Form of Election and Letter of Transmittal is to permit you to express your preferences with respect to the Merger Consideration you elect to receive in the First Step Merger, subject to proration and the other provisions of the Merger Agreement. You understand that the preference you express with respect to the Merger Consideration may not be fully satisfied depending upon the elections of other PMFG stockholders and the effect of the proration procedures.

5.	You agree that if you do not make an Election or if you make an improper Election for any PMFG Shares held by you, you will be deemed to have made a Non-Election and will receive Stock Consideration, Cash Consideration or a combination of both Stock Consideration and Cash Consideration, depending on the elections of other PMFG stockholders.

6.	You acknowledge that none of PMFG, CECO, the PMFG Board of Directors or the CECO Board of Directors has made any recommendation as to whether or not you should make a particular type of election. You also acknowledge that you were advised to make your own decision as to what Election to make based upon your own review of the Joint Proxy Statement/Prospectus.

7.

Unless otherwise indicated on this Form of Election and Letter of Transmittal in TABLE C (Special Issuance Instructions) or TABLE D (Special Delivery Instructions), in exchange for the enclosed PMFG Certificate(s) (or those delivered pursuant to a Guarantee of Delivery) or book-entry transfer of shares, you instruct the Exchange Agent to issue in your name, as it appears on this Form of Election and Letter of Transmittal, the Merger Consideration, subject to proration and the other provisions of the Merger Agreement, in the form elected by you in TABLE B (Election) above, including a check for cash in lieu of any fractional CECO Share that would otherwise be issued to you. Similarly, unless otherwise indicated in TABLE D (Special Delivery Instructions), you instruct the Exchange Agent to mail the Merger Consideration to you at the address shown in TABLE A (Description of PMFG Shares Surrendered) on this Form of Election and Letter of Transmittal. In the event that both TABLE C (Special Issuance Instructions) and the TABLE D (Special Delivery Instructions) are completed, you instruct the Exchange Agent to issue and mail the Merger Consideration to the person or entity so indicated at the address indicated. The form of medallion signature guarantee by an Eligible Institution (as defined in Instruction 4) included in this Form of Election and Letter of Transmittal must be completed if Special Issuance Instructions in TABLE C are given.

8.	You understand and acknowledge that the Exchange Agent (or CECO and PMFG jointly, in the event that the Exchange Agent declines to make any such determination) shall have the right to make all determinations, not inconsistent with the Merger Agreement, governing (a) the validity of any Form of Election and Letter of Transmittal and compliance by you with the election procedures set forth therein, (b) any and all proration determinations and calculations, (c) the issuance of the whole number of CECO Shares to be issued as Stock Consideration and (d) the method of payment of Cash Consideration and cash in lieu of any fractional CECO Share.

9.	You hereby acknowledge receipt of the Joint Proxy Statement/Prospectus and agree that your Election and all instructions and orders in this Form of Election and Letter of Transmittal are subject to the terms and conditions of the Merger Agreement, the Joint Proxy Statement/Prospectus and the instructions applicable to this Form of Election and Letter of Transmittal.

10.	You hereby irrevocably appoint the Exchange Agent, as your agent, to effect the exchange pursuant to the Merger Agreement and the instructions hereto. You hereby authorize and instruct the Exchange Agent to deliver the PMFG Certificate(s) or book-entry transfer of shares covered hereby, and to receive on your behalf, in exchange for the PMFG Shares represented by such PMFG Certificate(s) or book-entry transfer of shares, any check and/or book-entry CECO Shares issuable to you. Furthermore, you authorize the Exchange Agent to follow your Election (subject to proration) and to rely upon all representations, certifications and instructions contained in this Form of Election and Letter of Transmittal. All authority conferred or agreed to be conferred by this Form of Election and Letter of Transmittal (or Guarantee of Delivery) shall be binding upon your successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected by, and shall survive, your death or incapacity.

TABLE C

Special Issuance Instructions

(see Instructions 4 & 6)

To be completed only if the check is to be made payable to, and/or the book-entry CECO Shares are to be issued in the name of, someone other than the record holder(s) of the PMFG Shares or the name of the record holder(s) needs to be corrected or changed.

Issue:  ☐  Book-entry  ☐   Check to:

Name:
(please print)

Address:

(include zip code)

(Tax Identification Number or Social Security Number)

TABLE D

Special Delivery Instructions

(see Instruction 6)

To be completed only if the check is to be made payable to, and/or the book-entry CECO Shares are to be issued in the name of, the record holder(s) of the PMFG Shares but are to be sent to another person or to an address other than as set forth in Table A.

Check and/or book-entry for CECO Shares to be delivered to*:

Name:
(please print)

Address:

(include zip code)

*	Please attach additional sheets if necessary.

TABLE E

Stockholder(s) Sign Here

(also complete Substitute Form W-9)

Please sign exactly as your name(s) appear(s) on your PMFG Certificate(s) or on your account records if you hold your shares in book-entry form. If this is an Election by joint owners, each person covered by this Form of Election and Letter of Transmittal must sign personally. A check and/or book-entry CECO Shares will be issued only in the name of the person(s) submitting this Form of Election and Letter of Transmittal and will be mailed to the address set forth in Table A unless the Special Issuance or Special Delivery instructions above, respectively, are completed.

(Signature(s) of owner(s)— see Instruction 5)

(Print name of owner(s))

Dated: , 2015

Social Security or other Tax Identification Number

If signature is by a person(s) other than record holder(s) and in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other persons(s) acting in a fiduciary or representative capacity, please provide the following information. See Instruction 5.

Name:
(please print)

Capacity:

Address:

(include zip code)

Daytime Telephone Number: (            )            -

Signature Guarantee

(if required by Instruction 4 or 6)

Apply signature guarantee medallion below

The undersigned hereby guarantees the signature(s) which appear(s) on this Form of Election.

Dated:             , 2015

Name of Eligible Institution issuing Guarantee

Note: If the check and/or book-entry CECO Shares is to be issued in exactly the name of the record holder as inscribed on the surrendered PMFG Certificate(s) or on the account records if held in book-entry form, the surrendered PMFG Certificate(s) need not be endorsed and no guarantee of the signature on this Form of Election and Letter of Transmittal is required.

INSTRUCTIONS

The Form of Election and Letter of Transmittal is to be completed by those holders of record of PMFG Shares desiring to make an Election and must be received by the Exchange Agent at or prior to the Election Deadline. The Election Deadline will be 5:00 p.m., Eastern time, on the date that is one business day immediately prior to the special meeting of the stockholders of PMFG, Inc. or such other date as CECO Environmental Corp. and PMFG, Inc. mutually agree. If the special meeting date is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and the rescheduled Election Deadline will be publicly announced. Holders of PMFG Shares who do not properly complete and submit the Form of Election and Letter of Transmittal at or prior to the Election Deadline cannot make an Election. They will be deemed to have made a Non-Election and will receive Merger Consideration that may be Cash Consideration for all of their PMFG Shares, Stock Consideration for all of their PMFG Shares, or Cash Consideration for some of their PMFG Shares and Stock Consideration for some of their PMFG Shares, depending on elections that have been made by other PMFG stockholders and subject to the results of the proration procedures set forth in the Merger Agreement and described in the Joint Proxy Statement/Prospectus. Until a record holder’s PMFG Certificate(s) (or confirmation of a book-entry transfer of the shares into the Exchange Agent’s account at DTC) is received by the Exchange Agent at either of the addresses set forth on the front of the Form of Election and Letter of Transmittal (or, solely with respect to a Guarantee of Delivery, the facsimile number set forth in the Notice of Guaranteed Delivery), together with any other documents the Exchange Agent may require, and until the same are processed for exchange by the Exchange Agent, such holder will not receive any certificate representing the Stock Consideration and/or check representing the Cash Consideration or check representing cash in lieu of any fractional CECO Share (if any) in exchange for the holder’s PMFG Certificate(s) or book entry. In addition, no interest will accrue on the Cash Consideration or any cash in lieu of any fractional CECO Share, and no dividends or any other distributions that are payable to holders of CECO shares as of a record date after the effective time of the First Step Merger will be paid to PMFG stockholders receiving Stock Consideration until the Exchange Agent has processed the holder’s Election.

1. Time in Which to Make an Election. For an Election to be validly made with respect to PMFG Shares owned by a holder, the Exchange Agent must receive, at either of the addresses set forth on the front of the Form of Election and Letter of Transmittal, at or prior to the Election Deadline, a Form of Election and Letter of Transmittal, properly completed and executed, and accompanied by the PMFG Certificate(s) representing such PMFG Shares, confirmation contained in an “Agent’s Message” of a book-entry transfer of the shares into the Exchange Agent’s account at DTC, or a Guarantee of Delivery. Any stockholder whose Form of Election and Letter of Transmittal and PMFG Certificate(s) (or confirmation of a book-entry transfer of the shares into the Exchange Agent’s account at DTC or Guarantee of Delivery) are not so received will be deemed to have made a Non-Election. If PMFG Certificate(s) representing PMFG Shares covered by a Guarantee of Delivery are not received (or if a confirmation contained in an “Agent’s Message” of a book-entry transfer of the PMFG Shares into the Exchange Agent’s account at DTC is not received) within three (3) NASDAQ trading days after the Election Deadline, the holder thereof will be deemed to have made a Non-Election. As used herein, the term “Agent’s Message” means a message, transmitted by DTC and received by the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant delivering the PMFG Shares, that such participant has received and agreed to be bound by the Form of Election and Letter of Transmittal, and that CECO may enforce such agreement against the participant.

2. Change or Revocation of Election. An Election may be revoked with respect to all or any portion of the PMFG Shares covered by the Election by the holder who submitted the applicable Form of Election and Letter of Transmittal, but only in whole share amounts by written notice of revocation actually received by the Exchange Agent at or prior to the Election Deadline. If an Election is revoked, or the Merger Agreement is terminated, and any PMFG Shares in book-entry form or represented by PMFG Certificates have been transmitted to the Exchange Agent, the Exchange Agent will promptly return those PMFG Shares to the stockholders who submitted them (except, in the case of a revocation, to the extent (if any) a subsequent cash election and/or stock election is properly made with respect to any or all of the PMFG Shares represented by such PMFG Certificates). PMFG stockholders will not be entitled to revoke or change their Elections following the Election Deadline. As a result, during the interval between the Election Deadline and the effective time of the First Step Merger, PMFG stockholders who have properly made Elections will not be able to revoke their elections. An electing stockholder who has properly made an Election with respect to any PMFG Shares and subsequently transfers those PMFG Shares as to which such Election relates shall automatically revoke such election.

3. Nominees. Holders of record of PMFG Shares who are nominees may submit a separate Form of Election and Letter of Transmittal for each beneficial owner for whom the record holder is a nominee; provided, however, that at the request of CECO the holder of record must certify to CECO’s satisfaction that the PMFG Shares are held by the holder of record as nominee for the beneficial owner(s) thereof. Each beneficial owner for which a Form of Election and Letter of Transmittal is submitted will be treated as a separate holder of PMFG Shares.

4. Guarantee of Signatures. No signature guarantee is required on a Form of Election and Letter of Transmittal if it is signed by the holder(s) of record of the PMFG Shares tendered herewith and the book-entry CECO Shares and/or the check, if applicable, are to be issued to that record holder(s) without any correction or change in the name of the record holder(s). IN ALL OTHER CASES, ALL SIGNATURES ON A FORM OF ELECTION AND LETTER OF TRANSMITTAL MUST BE GUARANTEED. All signatures required to be guaranteed in accordance with these instructions must be guaranteed by a bank, broker or other institution that is a member of a Medallion Signature Guaranty Program (an “Eligible Institution”). Public notaries cannot execute acceptable guarantees of signatures.

5. Signatures on Form of Election and Letter of Transmittal, Stock Powers and Endorsements.

(a) If a Form of Election and Letter of Transmittal is signed by the holder(s) of record of the PMFG Shares without any alteration, variation, correction or change in the name of the record holder(s), the signature(s) must correspond exactly with the name(s) as written on the face of the PMFG Certificate(s) or on the account records if held in book-entry form, without any change whatsoever. If the name of the record holder(s) needs to be corrected or has changed (by marriage or otherwise), see Instruction 6.

(b) If any PMFG Shares tendered by a Form of Election and Letter of Transmittal are held of record by two or more joint holders, each of the joint holders must sign the Form of Election and Letter of Transmittal.

(c) If a Form of Election and Letter of Transmittal is signed by the record holder(s) of the PMFG Certificate(s) listed and transmitted thereby, no endorsements of the PMFG Certificate(s) or separate stock powers are required.

(d) If any surrendered PMFG Shares are registered in different names on several PMFG Certificate(s) or on the account records if you hold your PMFG Shares in book-entry form, it will be necessary to complete, sign and submit as many separate Forms of Election and Letters of Transmittal as there are different registrations of PMFG Certificate(s) or accounts holding PMFG Shares in book entry form.

(e) If a Form of Election and Letter of Transmittal is signed by a person(s) other than the record holder(s) of the PMFG Certificate(s) listed, the PMFG Certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder(s) appears on the PMFG Certificate(s). Signatures on the PMFG Certificate(s) or stock powers must be guaranteed as provided in TABLE E (Stockholder(s) Sign Here) above. See Instruction 4.

(f) If a Form of Election and Letter of Transmittal or any PMFG Certificate(s) or stock power(s) is signed by a person(s) other than the record holder(s) of the PMFG Certificate(s) listed and the signer(s) is acting in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person(s) acting in a fiduciary or representative capacity, that person(s) must so indicate when signing and must submit proper evidence satisfactory to the Exchange Agent of authority to so act.

6. Special Issuance and Delivery Instructions. Unless instructions to the contrary are given in TABLE C (Special Issuance Instructions) or TABLE D (Special Delivery Instructions), the book-entry CECO Shares and/or the check to be distributed in exchange for PMFG Shares surrendered pursuant to a Form of Election and Letter of Transmittal or for fractional shares will be issued in the name and mailed to the address of the record holder(s) set forth in TABLE A (Description of PMFG Shares Surrendered). If the book-entry CECO Shares and/or check are to be issued in the name of a person(s) other than the record holder(s) or if the name of the record holder(s) needs to be corrected or changed (by marriage or otherwise), TABLE C (Special Issuance Instructions) must be completed. If the book-entry CECO Shares and/or check are to be sent to a person(s) other than the record holder(s) or to the record holder(s) at an address other than that shown in TABLE A (Description of PMFG Shares Surrendered), then TABLE D (Special Delivery Instructions) must be completed. If TABLE C (Special Issuance Instructions) is completed, the signature(s) of the person(s) signing a Form of Election and Letter of Transmittal must be guaranteed as provided in TABLE E (Stockholder(s) Sign Here). See Instruction 4.

7. Important Information Regarding Backup Withholding. Each holder of PMFG Shares that is a United States person is required to provide the Exchange Agent with the holder’s correct Taxpayer Identification Number (“TIN”), generally the holder’s social security or federal employer identification number, on the Substitute Form W-9 provided herewith, or, alternatively, to establish another basis for exemption from backup withholding. A PMFG stockholder must cross out item (2) in Part II—Certification of the Substitute Form W-9 if such stockholder is subject to backup withholding. In addition to potential penalties, failure to provide the correct information on the Substitute Form W-9 may subject the stockholder to 28% federal income tax backup withholding on any reportable payments made to such stockholder. If the stockholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such stockholder should write “Applied For” in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date both the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in Part I and the Exchange Agent is not provided with a TIN by the time of payment, the Exchange Agent will withhold 28% from any payments of the Merger Consideration to such stockholder. A stockholder that is not a United States person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Form W-8BEN, Form W-8ECI or Form W-8IMY, as applicable (which the Exchange Agent will provide upon request) signed under penalty of perjury, attesting to that stockholder’s exempt status.

8. Inadequate Space. If there is inadequate space to complete any box, the information must be set forth on additional sheets substantially in the form of the corresponding portion of this Form of Election and Letter of Transmittal and attached to the Form of Election and Letter of Transmittal.

9. Indication of PMFG Certificate(s) Numbers and Shares. TABLE A (Description of PMFG Shares Surrendered) of the Form of Election and Letter of Transmittal should indicate the certificate number(s) of the PMFG Certificate(s) surrendered therewith and the number of shares represented by each PMFG Certificate.

10. Method of Delivery. The method of delivery of all documents is at the option and risk of the holder of PMFG Shares. If delivery is by mail, the use of registered mail, with return receipt requested, properly insured, is strongly recommended. A return envelope is enclosed. Delivery of the documents will be deemed effective, and risk of loss and title with respect thereto will pass, only when the documents are actually received by the Exchange Agent.

11. Lost PMFG Certificate. If any PMFG Certificate has been lost, stolen or destroyed, the holder should notify PMFG’s transfer agent, American Stock Transfer & Trust Company, LLC, by calling 877-248-6417, e-mailing info@amstock.com or by writing to American Stock Transfer & Trust Company, LLC, Attention: Lost Securities Department 6201 15th Ave., Brooklyn, NY 11219. The stockholder should include all the pertinent information, including the certificate number, account number and the name of the stock. The fee to cover replacement is 4% of the market value of the shares, plus a $75.00 administrative fee. After the transfer agent receives notification, an Affidavit of Loss and Indemnity Agreement will be sent within 24 – 48 hours, by email, fax or regular mail. The replacement fee will be listed on the cover letter of the affidavit. Holders of PMFG Shares must properly complete, sign and send the Form of Election and Letter of Transmittal, and (unless the shares are held in book entry form) certificate(s) representing their PMFG Shares, or a Guarantee of Delivery as described in Instruction 14, to the Exchange Agent. The Exchange Agent must receive these documents at or prior to the Election Deadline. Accordingly, holders of PMFG Shares are urged to determine promptly if they require any replacement stock certificates.

12. Non-Consummation of the First Step Merger. Consummation of the First Step Merger is subject to the required approvals of the stockholders of PMFG and the stockholders of CECO, to the receipt of all required regulatory approvals and to the satisfaction or waiver of certain other conditions. No payment of any Merger Consideration will be made prior to the consummation of the First Step Merger, or if the Merger Agreement is terminated. If the Merger Agreement is terminated, all Elections will automatically be void and of no effect and PMFG Certificate(s) submitted to the Exchange Agent will be returned as soon as practicable to the persons submitting them.

13. Voting Rights and Dividends. Holders of PMFG Shares will continue to have the right to vote and to receive all dividends paid, if any, on all PMFG Shares deposited by them with the Exchange Agent until the First Step Merger is completed.

14. Guarantee of Delivery. Holders of PMFG Shares whose PMFG Certificate(s) are not immediately available or who cannot deliver their PMFG Certificate(s) and all other required documents to the Exchange Agent (and/or cannot complete the procedure for delivery of PMFG Shares by book-entry transfer into the Exchange Agent’s account at DTC) prior to the Election Deadline may deliver their PMFG Shares by properly completing and duly executing a Guarantee of Delivery if (a) the Guarantee of Delivery is made by or through a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company in the United States; (b) prior to the Election Deadline, the Exchange Agent receives a properly completed and duly executed Guarantee of Delivery, as provided herein, together with a properly completed and duly executed Form of Election and Letter of Transmittal and any other documents required by the Form of Election and Letter of Transmittal; and (c) the PMFG Certificate(s) for all the PMFG Shares covered by the Guarantee of Delivery, in proper form for transfer (or confirmation of a book-entry transfer of such PMFG Shares into the Exchange Agent’s account at DTC), are received by the Exchange Agent no later than 5:00 p.m. Eastern time on the third NASDAQ trading day after the Election Deadline. If the above requirements are not satisfied in a timely manner, the holder will be deemed to have made a Non-Election. The form of Guarantee of Delivery is enclosed herewith.

15. Construction. All Elections will be considered in accordance with the terms and conditions of the Merger Agreement.

All questions with respect to the Form of Election and Letter of Transmittal (including, without limitation, questions relating to the timeliness, effectiveness or revocation of any Election) will be resolved jointly by CECO and PMFG in their sole discretion and such resolution will be final and binding.

The Exchange Agent may (but is not required to) waive any immaterial defects or variances in the manner in which a Form of Election and Letter of Transmittal has been completed and submitted so long as the intent of the holder of PMFG Shares submitting the Form of Election and Letter of Transmittal is reasonably clear. None of the Exchange Agent, CECO or PMFG is under any obligation to provide notification of any defects in the deposit and surrender of any PMFG Certificate(s) or in the completion or submission of any Form of Election and Letter of Transmittal, nor shall any of the Exchange Agent, CECO or PMFG be liable for any failure to give any such notification.

16. Miscellaneous. No fraction of a CECO Share will be issued upon the surrender for exchange of any PMFG Shares. In lieu of any such fractional share, an amount of cash determined in accordance with the Merger Agreement will be paid by check.

Completing and returning the Form of Election and Letter of Transmittal does not have the effect of casting a vote with respect to the approval of the Merger Agreement and the transactions contemplated thereby, including the First Step Merger at the special meeting of stockholders of PMFG. To vote, please consult the Joint Proxy Statement/Prospectus.

17. Questions and Requests for Information. Questions and requests for information or assistance relating to the Form of Election and Letter of Transmittal should be directed to Georgeson Inc., PMFG’s Proxy Solicitor, at:

Georgeson, Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (888) 505-9118

Or Contact via E-mail at:

pmfginc@georgeson.com

Substitute Form W-9

Department of the Treasury Internal Revenue Service

Payer’s Request for TIN and Certification

Name:

Please check the appropriate box indicating your status:

☐  Individual/Sole proprietor     ☐  Corporation     ☐  Partnership     ☐  Other     ☐  Exempt from backup Withholding

Address (number, street, and apt. or suite no.)

City, state, and ZIP code

Part I TIN

PLEASE PROVIDE YOUR TIN ON THE APPROPRIATE LINE AT THE RIGHT. For most individuals, this is your social security number. If you do not have a number, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. If you are awaiting a TIN, write “Applied For” in this Part I, complete the “Certificate Of Awaiting Taxpayer Identification Number” below and see “IMPORTANT TAX INFORMATION”.

Social Security Number OR Employer Identification Number

Part II Certification

Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here:

Signature of U.S. person	Date

NOTE: FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU ON ACCOUNT OF THE MERGERS. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS, AND PLEASE SEE INSTRUCTION 7, “IMPORTANT INFORMATION REGARDING BACKUP WITHHOLDING”.

COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE “APPLIED FOR”

INSTEAD OF A TIN ON THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all reportable payments made to me will be withheld.

Sign Here

Signature of U.S. person	Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00¬0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this type of account:	Give the name and Social Security number of:
Individual	The individual
Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
The usual revocable savings trust (grantor is also trustee)	The grantor-trustee
So-called trust account that is not a legal or valid trust under state law	The actual owner
Sole proprietorship or single-owner LLC	The owner

For this type of account:	Give the name and Employer Identification Number of:
Sole proprietorship or single-member LLC	The owner[3]
A valid trust, estate, or pension trust	The legal entity[4]
Corporation or LLC electing corporate status on Form 8832	The corporation
Association, club, religious, charitable, educational, or other tax-exempt organization	The exempt organization
Partnership or multi-member LLC	The partnership or LLC[3]
A broker or registered nominee	The broker or nominee
Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

Note: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
[2]	Circle the minor’s name and furnish the minor’s social security number.
[3]	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).
[4]	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number, apply for one immediately. To apply for a SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or online at www.socialsecurity.gov. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for a TIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1 (800) TAX-FORM, or from the IRS Web Site at www.irs.gov.

Payees Generally Exempt From Backup Withholding

(1)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

(2)	The United States or any of its agencies or instrumentalities.

(3)	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(4)	A foreign government or any of its political subdivisions, agencies or instrumentalities.

(5)	A corporation.

(6)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(7)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(8)	A real estate investment trust.

(9)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(10)	A common trust fund operated by a bank under Section 584(a).

(11)	A financial institution.

(12)	A middleman known in the investment community as a nominee or custodian.

(13)	A trust exempt from tax under Section 664 or described in Section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 13.

If the payment is for...	THEN the payment is exempt for...
Interest and dividend payments	All exempt recipients except for 7
Broker transactions	Exempt recipients 1 through 4, and 6 through 11, and all C corporations.

Exempt payees should complete a substitute Form W-9 to avoid possible erroneous backup withholding.

Furnish your taxpayer identification number, check the appropriate box for your status, check the “Exempt from backup withholding” box, sign and date the form and return it to the payer. Foreign payees who are not subject to backup withholding should complete an appropriate Form W-8 and return it to the payer.

Privacy Act Notice. Section 6109 requires you to provide your correct taxpayer identification number to payers who must file information returns with the IRS to report interest, dividends, and certain other income paid to you to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return and may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws, and may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to Federal law-enforcement and intelligence agencies to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information with Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) Misuse of Taxpayer Identification Number. If the requester discloses or uses a taxpayer identification number in violation of federal law, the requester may be subject to civil or criminal penalties.

FOR ADDITIONAL INFORMATION

CONTACT YOUR TAX CONSULTANT

OR THE INTERNAL REVENUE SERVICE

PMFG, INC.

NOTICE OF GUARANTEED DELIVERY

(Not to be used for signature guarantee)

This Notice of Guaranteed Delivery or one substantially similar hereto must be submitted with a properly completed and duly executed Form of Election and Letter of Transmittal to make a valid election with respect to your shares of common stock of PMFG, Inc. (“PMFG”), as set forth in the joint proxy statement/prospectus, dated July 31, 2015 (the “Joint Proxy Statement/Prospectus”), if (1) your stock certificate(s) representing shares of PMFG common stock (the “PMFG Shares”) are not immediately available, (2) you cannot complete the procedure for book-entry transfer on a timely basis or (3) you cannot deliver the certificate(s) and all other required documents to American Stock Transfer & Trust Company, LLC (the “Exchange Agent”) at or prior to the Election Deadline. The Election Deadline will be 5:00 p.m., Eastern time on the date that is one business day immediately prior to the special meeting of the stockholders of PMFG, Inc. (or such other date as CECO and PMFG mutually agree). You may deliver this Notice of Guaranteed Delivery by facsimile transmission, by overnight courier or by mail, as set forth below and it must be received by the Exchange Agent at or prior to the Election Deadline. See Instructions 1 and 14 in the Form of Election and Letter of Transmittal for further information. In addition, please indicate your Election with respect to your PMFG Shares on the Guarantee of Delivery provided with this Notice of Guaranteed Delivery.

TO: AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, Exchange Agent

By Mail:	By Facsimile Transmission:	By Overnight Courier:

American Stock Transfer & Trust Company, LLC		American Stock Transfer & Trust Company, LLC
Operations Center	For Eligible Institutions Only:	Operations Center
Attn: Reorganization Department	718-234-5001	Attn: Reorganization Department
P.O. Box 2042	For Confirmation Only:	6201 15th Avenue
New York New York 10272-2042	718-921-8317	Brooklyn, New York 11219

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures, if a signature on a Form of Election and Letter of Transmittal is required to be guaranteed by an eligible institution under the instructions thereto.

Ladies and Gentlemen:

I hereby acknowledge that if the PMFG Shares listed below are not delivered to the Exchange Agent by 5:00 p.m. Eastern Time on the third NASDAQ trading day after the Election Deadline (as defined above), the Exchange Agent will deem that I have not made an election with respect to such shares.

I hereby tender to the Exchange Agent the PMFG Shares listed below, pursuant to the guaranteed delivery procedures set forth in the Form of Election and Letter of Transmittal upon the terms of and subject to the conditions set forth or referred to in the Joint Proxy Statement/Prospectus (as defined above) and in the Form of Election and Letter of Transmittal (including the instructions thereto), the receipt of which I hereby acknowledge:

Certificate No. (if available)	Number of shares

The Book-Entry Transfer Facility Account Number (if the PMFG Shares will be delivered by book-entry transfer):

Account Number

Number of Shares

Date:

Sign Here:

Signature(s)

Number and Street or P.O. Box

City, Street, Zip Code

GUARANTEE OF DELIVERY

(Not to be used for signature guarantee)

The undersigned, a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program, guarantees delivery to the Exchange Agent of certificates representing the PMFG Shares listed above, in proper form for transfer, or confirmation of the book-entry transfer of such PMFG Shares to the Exchange Agent’s account at The Depository Trust Company, no later than 5:00 p.m. Eastern Time on the third NASDAQ trading day after the Election Deadline (as defined above).

Firm Name (Print)

Authorized Signature

Address

City, State, Zip Code

Area Code and Telephone Number

Date:

Check one of the boxes below:

☐ Cash Election

☐ Stock Election

☐ Mixed Election — Convert:

•	PMFG Shares into the right to receive Cash Consideration (if you elect the Mixed Election as described above, please fill in the blank to the left to designate the number of PMFG Shares represented by the PMFG Certificate(s) to which the Form of Election and Letter of Transmittal applies that you want converted into the right to receive Cash Consideration); and

•	all remaining PMFG Shares represented by the PMFG Certificate(s) to which the Form of Election and Letter of Transmittal applies into the right to receive Stock Consideration.